UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         American Woodmark Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    030506109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, however see the notes.

CUSIP No. 030506109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Akre Capital Management, LLC (54-1968332)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware/USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     799,500

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     799,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     799,500

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

CUSIP No. 030506109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles T. Akre, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     799,500

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     799,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     799,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. 030506109
          ---------

Item 1(a).  Name of Issuer:

            American Woodmark Corporation
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            3102 Shawnee Drive
            Winchester, Virginia  22601-4208
            --------------------------------------------------------------------

Item 2(a).  Names of Persons Filing:

            Akre Capital Management, LLC
            Charles T. Akre, Jr.
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            2 West Marshall Street
            P.O. Box 998
            Middleburg, Virginia 20118
            --------------------------------------------------------------------

      (c).  Citizenship:

            Akre Capital Management, LLC     Delaware
            Charles T. Akre, Jr.             United States
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, no par value
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            030506109
            --------------------------------------------------------------------

Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C.
               78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [X] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Akre Capital Management, LLC            799,500
          Charles T. Akre, Jr.                    799,500
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Akre Capital Management, LLC            5.7%
          Charles T. Akre, Jr.                    5.7%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          Akre Capital Management, LLC

          (i)  Sole power to vote or to direct the vote                  0
                                                                --------------,

          (ii) Shared power to vote or to direct the vote          799,500
                                                                --------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                            0
                                                                --------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                      799,500
                                                                --------------.

          Charles T. Akre, Jr.

          (i)  Sole power to vote or to direct the vote                  0
                                                                --------------,

          (ii) Shared power to vote or to direct the vote          799,500
                                                                --------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                            0
                                                                --------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                      799,500
                                                                --------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.
          ----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          As of December 31, 2008, FBR Focus Fund, a series of The FBR Funds, an investment company registered under the Investment Company Act of 1940, has the right to receive from, or the proceeds from the sale of, such securities and may be deemed to beneficially own more than five percent of the total shares reported herein.
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          See Exhibit A.
          ----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J) so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          Not applicable.
          ----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009


By: /s/ Charles T. Akre, Jr.
    -------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC**


By: /s/ Charles T. Akre, Jr.
    -------------------------
    Charles T. Akre, Jr.**

** Each reporting person disclaims beneficial ownership in the Common Stock, except to the extent of that reporting persons pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                   AGREEMENT

     The undersigned agree that this Schedule 13G dated February 13, 2009 relating to the Common Stock, no par value, of American Woodmark Corporation shall be filed on behalf of Akre Capital Management, LLC and its control person, Charles T. Akre, Jr.


By: /s/Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.,
    Managing Member
    Akre Capital Management, LLC


By: /s/ Charles T. Akre, Jr.
    ------------------------
    Charles T. Akre, Jr.


SK 22045 0004 853349